Exhibit 19

EVANS BANCORP, INC. INSIDER TRADING POLICY SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934 RULE 144 OF THE SECURITIES ACT OF 1933

David J. Nasca, President and Chief Executive Officer

May 2, 2023

Evans Bancorp, Inc. Insider Trading Policy; Statement and Review; Purpose and Coverage

Overview

Directors, officers or employees of Evans Bancorp, Inc. and its subsidiaries may from time to time be aware of material nonpublic information about Evans Bancorp (including its subsidiaries), Evans Bancorp’s securities or other companies.

The federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade in the company’s securities. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. Both the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursues insider trading violations vigorously. Cases have been successfully prosecuted against trading by employees through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

In addition to possessing material nonpublic information about Evans Bancorp (including its subsidiaries), Evans Bancorp directors, executive officers and employees can become temporary insiders of companies other than Evans Bancorp by virtue of having access to confidential information relating to another company as a result of performing their duties for Evans Bancorp. For example, one can become a temporary insider of another company:

(i) during negotiations regarding contracts, mergers and acquisitions; (ii) during consideration of loans; or (iii) during consideration of any other transaction or other matter, even if the transaction is not ultimately consummated.

Evans Bancorp’s Board of Directors has adopted an Insider Trading Policy (see below) both to satisfy Evans Bancorp’s obligation to prevent insider trading and to help Evans Bancorp directors, executive officers and employees avoid the severe consequences associated with violations of the insider trading laws. Evans Bancorp’s Insider Trading Policy also is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Evans Bancorp (not just so‐called “insiders”). We have all worked hard over the years to establish a reputation for integrity and ethical conduct, and we cannot afford to have that reputation damaged. It is your obligation to understand and comply with the Evans Bancorp Insider Trading Policy. Should you have any questions regarding the Evans Bancorp Insider Trading Policy, please contact David J. Nasca, President and Chief Executive Officer of Evans Bancorp, Inc., at 716‐926‐2002.

Statement of Policy

Evans Bancorp, Inc. Insider Trading Policy

It is the policy of Evans Bancorp, Inc. that no director, officer or employee of Evans Bancorp may trade in the securities of Evans Bancorp, directly or indirectly through family members or other persons or entities, while aware of material nonpublic information relating to Evans Bancorp (including its subsidiaries). Similarly, no  director, officer or employee of Evans Bancorp may trade in the securities of any other company if he or she becomes aware of material nonpublic information about that company which he or she obtained in the course of his or her employment with Evans Bancorp.

No director, officer or employee of Evans Bancorp may pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when he or she is aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though the director, officer or employee did not trade and did not gain any benefit from another’s trading.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not excepted from this policy. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve Evans Bancorp’s reputation for adhering to the highest standards of conduct.

THIS INSIDER TRADING POLICY APPLIES TO ALL DIRECTORS, OFFICERS AND EMPLOYEES OF

EVANS BANCORP, INC.

Scope of Policy

Persons Covered (including Family Members). As a director, officer or employee of Evans Bancorp or its subsidiaries, the Evans Bancorp Insider Trading Policy applies to you. The same restrictions that apply to you apply to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Evans Bancorp securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Evans Bancorp securities). You are responsible for the transactions of these other persons, and therefore you are responsible for making sure that the purchase or sale of any security covered by the Evans Bancorp Insider Trading Policy by any such person complies with the policy.

Companies Covered. The prohibition on insider trading in the Evans Bancorp Insider Trading Policy is not limited to trading in Evans Bancorp securities. It includes trading in the securities of other firms, such as customers of Evans Bancorp and those with which Evans Bancorp may be negotiating major transactions, such as an acquisition, investment or sale. Information that is not material to Evans Bancorp may nevertheless be material to one of those other firms.

Transactions Covered. For purposes of the Evans Bancorp Insider Trading Policy, “trading” includes purchases and sales of stock, derivative securities such as put and call options and convertible debentures or preferred stock, and debt securities (debentures, bonds and notes). Trading also includes certain transactions under Evans Bancorp’s employee plans,  as follows:

•

Stock Option Exercises. The Evans Bancorp Insider Trading Policy trading restrictions generally do not apply to the exercise of a stock option, or to the exercise of a tax withholding right pursuant to which you elect to have Evans Bancorp withhold shares subject to an option to satisfy tax withholding requirements. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the costs of exercise of the option.

•

Employee Stock Purchase Plan. The Evans Bancorp Insider Trading Policy trading restrictions do not apply to purchases of Evans Bancorp stock in the employee stock purchase plan resulting from your periodic payroll contributions to the plan under an election you made at the time of enrollment in the plan. The trading restrictions do apply to your election to participate in the plan and to your sales of Evans Bancorp stock purchased under the plan.

•

Dividend Reinvestment Plan. The Evans Bancorp Insider Trading Policy trading restrictions do not apply to purchases of Evans Bancorp stock under Evans Bancorp’s dividend reinvestment plan resulting from your reinvestment of dividends paid on

Evans Bancorp securities. The trading restrictions do apply, however, to voluntary purchases of Evans Bancorp stock resulting from additional contributions you choose to make to the plan, and to your election to participate in the plan or increase your level of participation in the plan. This policy also applies to your sale of any Evans Bancorp stock purchased pursuant to the plan.

Post‐Termination Transactions. The Evans Bancorp Insider Trading Policy continues to apply to your transaction in Evans Bancorp securities even after you have terminated your employment with Evans Bancorp. If you are aware of material nonpublic information  when your employment terminates, you may not trade in Evans Bancorp securities until that information has become public or is no longer material.

Addendum to Insider Trading Policy and Pre‐clearance. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Evans Bancorp Board of Directors has adopted an Addendum to Insider Trading Policy that applies to directors and executive officers of Evans Bancorp subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”), and certain designated employees of Evans Bancorp and its subsidiaries who have access to material nonpublic information about Evans Bancorp. Evans Bancorp will notify you if you are subject to the Addendum. The Addendum generally limits trading in Evans Bancorp’s securities to quarterly trading windows and requires directors and executive officers to provide prior notice of any proposed transactions in Evans Bancorp securities.

Guidance

Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. In short, it is any information that could reasonably be expected to affect Evans Bancorpʹs stock price, whether it is positive or negative. Some examples of information that ordinarily would be regarded as material are:

"	annual, quarterly or monthly financial results;
"	projections of earnings or significant changes in revenue or earnings trends;
"	negotiations or agreements regarding a merger, acquisition or tender offer or an acquisition or disposition of significant assets;
"	changes in dividend policies;
"	declaration of a stock split or the offering of additional securities;
"	proposed or contemplated restructurings or recapitalizations;
"

information that might have a significant impact on the business or financial affairs of a major customer to the extent that it could significantly affect the quality of Evans Bancorp’s loan portfolio or its earnings;

"	internal financial information that departs from what the market would expect;
"	actual or threatened major litigation, or the resolution of such litigation;
"	impending bankruptcy or financial liquidity problems;

"	new major contracts, suppliers, orders, customers or finance sources, or the loss thereof;
"	labor matters;
"	material financing transactions by Evans Bancorp or its subsidiaries;
"	unexpected or unusual gains or losses;
"	significant regulatory changes; or
"	changes in management.

This list is not intended to be exhaustive ‐ many other types of information may be material.

IF   THERE  IS   ANY  DOUBT,  ASSUME  THAT   INFORMATION   IS   MATERIAL  AND  DO  NOT  TRADE.

Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight.

When Information is ʺPublicʺ and Timing of Transactions. If you are aware of material nonpublic information, you may not trade until the information has been disclosed (or disseminated) in a manner sufficient to ensure its availability to the investing public and to allow investors the opportunity to evaluate the information.

Dissemination of material information can be effected by filing or furnishing a Form 8‐K with the SEC or by other methods ʺreasonably designed to achieve broad non‐exclusionary distribution of the information to the public,ʺ which methods include (1) press releases distributed through a widely circulated news or wire service, or (2) announcements made through press conferences or conference calls that interested members of the public may attend or listen to either in person, by telephonic transmission, or by other electronic transmission, including the Internet; provided, the public is given adequate prior notice of the conference or call and the means for accessing it. Whatever the alternative method, it must be ʺreasonably designed to provide broad, non‐exclusionary distribution of information to the public.ʺ

One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. A reasonable period of time must lapse after a public announcement before trading to allow the market to react to newly announced information. The appropriate period between an announcement and a subsequent trade depends on the type of information disclosed and the nature of the dissemination. Generally, information will be deemed to have been adequately disseminated to and absorbed by the market by the beginning of the third full trading day after the information has been publicly released. If, for example, Evans Bancorp were to make an announcement on a Monday, you should not trade in Evans Bancorp’s securities until Thursday. If an announcement were made on a Friday, Wednesday generally would be the first eligible trading day. Moreover, individuals should not trade in Evans Bancorp securities if a development of major importance is expected to be announced within a few months and should wait until after the public announcement of any such material development before trading in Evans Bancorp securities.

Tipping Information to Others. A person may be liable for “tipping” by communicating, on other than a need‐to‐know basis, material nonpublic information in his or her possession to third parties, or recommending, suggesting or discussing the purchase or sale of a security while aware of such information, particularly if the person receives a direct or indirect personal benefit from the tip. The benefit received need not be monetary; it could take  other forms, such as a gift or enhancement of reputation. The Evans Bancorp Insider Trading Policy prohibits directors, executive officers and all employees of Evans Bancorp from passing on to other entities or persons, including friends, relatives or business associates, material, nonpublic information about Evans Bancorp or its securities or about companies with whom Evans Bancorp does business, including customers or suppliers, or potential parties to contracts, mergers or acquisitions.

ʺTipping” does not have to involve express or explicit communications; rather, it can occur when the context of a communication suggests the existence or significance of material nonpublic information.

Additional Guidance

Evans Bancorp considers it improper and inappropriate for those employed by or associated with the Company to engage in short‐term or speculative transactions in Evans Bancorp securities or in other transactions in Evans Bancorp securities that may lead to inadvertent violations of the insider trading laws. Accordingly, your trading in Evans Bancorp securities is subject to the following additional guidance.

Short Sales. You may not engage in short sales of Evans Bancorp’s securities (that is, sales of securities that are not owned when sold), including a “sale against the box” (that is, a sale with delayed delivery).

Standing Orders. Standing orders should be used only for a very brief period of time. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order transaction executed  by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

Margin Accounts. Securities held in a margin account may be sold without your consent by the broker if you fail to meet a margin in call. Because a margin sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in Evans Bancorp securities, you are prohibited from holding Evans Bancorp securities in a margin account.

Penalties for Non‐Compliance

The consequences of insider trading violations can be severe.

Civil and Criminal Penalties. Rule l0b‐5 violations can expose Evans Bancorp and its insiders to tremendous liability. Employees and others who trade on inside information may be liable for civil fines of up to three times the profit gained or loss avoided, and for criminal penalties. The Sarbanes‐Oxley Act increased the maximum criminal fine for individuals from $1 million to $5 million and the maximum jail sentence from 10 years to 20 years. The Sarbanes‐Oxley Act also increased the maximum fine on corporations tenfold, from $2.5 million to $25 million.

Controlling Person Liability. Rule l0b‐5 violations can also expose Evans Bancorp and its directors, officers and other supervisory personnel to “controlling person liability”. Generally, any person who controls a person who commits an insider trading violation may be independently liable for a civil penalty of up to the greater of $1 million and three times the profit gained or loss avoided resulting from the violation. A controlling person can be an individual director, officer or supervisor or anyone with power to influence or control another person, as well as the company.

Other Consequences. The consequences of insider trading are not limited to civil damages and criminal penalties. Premature disclosure of material nonpublic information can:

"	subject Evans Bancorp to possible civil liability for the breach of contracts with third parties in which Evans Bancorp agrees not to divulge certain confidential information;

"	force Evans Bancorp to publicly announce the material nonpublic information at a disadvantageous time;

"	subject the person disclosing the information, as well as Evans Bancorp, to possible civil and criminal liability under state securities laws; and

"	subject the person disclosing the information and Evans Bancorp to potential civil liability under the federal securities laws to third parties who bought or sold securities.

Maintaining the confidentiality of Evans Bancorp information is essential for competitive, security and other business reasons, as well as to comply with securities laws. You should treat all information you learn about Evans Bancorp or its business plans in connection with your employment as confidential and proprietary to Evans Bancorp. Inadvertent disclosure of confidential or inside information may expose Evans Bancorp and you to significant risk of investigation and litigation.

The timing and nature of Evans Bancorp’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, Evans

Bancorp and its management. Accordingly, it is important that responses to inquiries about Evans Bancorp by the press, investment analysts or others in the financial community be made on Evans Bancorp’s behalf only through authorized individuals.

Please consult David J. Nasca, President and Chief Executive Officer of Evans Bancorp, Inc., at 716‐926‐2002 for more details regarding Evans Bancorp’s policy on speaking to the media, financial analysts and investors.

Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish a reputation and irreparably damage a career. Moreover, insider trading by directors, executive officers and employees of Evans Bancorp may damage Evans Bancorp’s reputation for integrity and ethical conduct. Evans Bancorp considers this reputation a critical corporate asset.

Personal Responsibility

You should remember that the ultimate responsibility for adhering to the Evans Bancorp, Inc. Insider Trading Policy and avoiding improper trading rests with you. If you violate  this policy, Evans Bancorp may take disciplinary action, including dismissal for cause.

Company Assistance

Your compliance with the Evans Bancorp Insider Trading Policy is of the utmost importance both for you and for Evans Bancorp. If you have any questions about this  policy or its application to any proposed transaction, you may obtain additional guidance from David J. Nasca, President and Chief Executive Officer of Evans Bancorp, Inc., at 716‐ 926‐2002. Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

The Evans Bancorp Insider Trading Policy is dated May 2, 2023 and supersedes any previous policy of the Company concerning insider trading.

ADDENDUM TO INSIDER TRADING POLICY —Prior Notice and Blackout Procedures

David Nasca, President and Chief Executive Officer May 2, 2023

To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, Evans Bancorp’s Board of Directors has adopted this Addendum to Insider Trading Policy. This Addendum applies to  directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“executive officers”) and to certain designated employees and consultants of Evans Bancorp and its subsidiaries (“covered persons”) who have access to material nonpublic information about the Company. The names of the covered persons subject to this Addendum are listed on the attached Schedule I. The Company may from time‐to‐time designate other individuals who are subject to this Addendum (including consultants to Evans Bancorp who are at risk of being exposed to material nonpublic information about Evans Bancorp (including its subsidiaries)) and will amend Schedule I from time to time as necessary to reflect such changes or the resignation or change in status of any individual.

This Addendum is in addition to and supplements the Evans Bancorp Insider Trading Policy.

Directors and executive officers are also subject to additional procedures designed to address the two‐day Form 4 filing requirement under Section 16. These procedures are covered in a separate memorandum.

Prior‐notice Procedures

Evans Bancorp’s directors and executive officers are covered by the following prior‐notice procedures.

Directors and executive officers, together with their family members and other members of their household, may not engage in any transaction involving Evans Bancorp securities (including a stock plan transaction such as an option exercise, or a gift, loan, or contribution to a trust or any other transfer) without first providing prior notice of the transaction to

David J. Nasca, President and Chief Executive Officer or Jessica L. Brosius, Assistant Controller. The prior notice should be provided at least two business days in  advance of the proposed transaction. The Assistant Controller must provide the Company’s Chief Executive Officer with prior notice of his / her proposed trade(s) in Evans Bancorp’s securities.

Window Periods and Blackout Procedures

All directors, executive officers and covered persons are subject to the following blackout procedures.

Quarterly Trading Black‐Out Periods. Evans Bancorp’s announcement of its quarterly financial results almost always has a potential to have a material effect on the market for Evans Bancorp’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, you (including your family members) are prohibited from trading in Evans Bancorp securities during quarterly black‐out periods. Each  quarterly black‐out period begins ten calendar days prior to each calendar quarter end and ends on the second trading day after Evans Bancorp publicly announces its quarterly (or annual) financial results. Therefore, if Evans Bancorp publicly announces its quarterly financial results on a Monday, the trading window will open on Wednesday. IF YOU ARE AWARE OF MATERIAL NON‐PUBLIC INFORMATION YOU ARE PROHIBITED FROM TRADING UNDER EVANS BANCORP’S INSIDER TRADING POLICY WHETHER OR NOT IT IS DURING A QUARTERLY BLACK‐OUT.

Persons subject to these quarterly trading windows include the persons currently listed on Schedule I attached to this Addendum and all other persons who are informed by Michelle

A. Baumgarden, the Insider Trading Compliance Officer, that they are subject to the quarterly trading windows.

Interim Earnings Guidance and Event‐Specific Blackouts. Evans Bancorp may on occasion issue interim earnings guidance or other potentially material information by means of a press release, an SEC filing on Form 8‐K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading by you in Evans Bancorp securities will be prohibited while Evans Bancorp is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

From time to time, an event may occur that is material to Evans Bancorp and is known by only a few directors or executives. So long as the event remains material and nonpublic, the persons who are aware of the event, as well as other persons subject to the quarterly black‐ out periods, may not trade in Evans Bancorp’s securities regardless of whether the trading window is “open.” The existence of an event‐specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. However, a person whose trades are subject to prior‐notice and who provides the President, Assistant Controller, or Insider Trading Compliance Officer with notice of a trade in Evans Bancorp’s securities during an event‐specific blackout, will be informed of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event‐specific blackout should not disclose the existence of the blackout to any other person. The failure of the Insider Trading Compliance Officer to designate a person as being subject to an event‐specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.

Pension Fund Blackout Periods. Directors and executive officers may also be subject to event‐ specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction (“BTR”), which prohibits sales and other transfers by insiders during certain pension plan blackout periods.

Even if a blackout period is not in effect (that is, the trading window is “open” and there is no event specific or BTR blackout), at no time may you trade in Evans Bancorp securities if you are aware of material nonpublic information about Evans Bancorp.

Hardship Exceptions. Under no circumstance will a hardship exception be granted.

Exception for Approved 10b5‐1 Plans

Trades by covered persons in Evans Bancorp securities that are executed pursuant to an approved 10b5‐1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth above relating to prior‐notice and blackout periods.

Rule 10b5‐1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5‐1 plan must be entered into before you are aware of material nonpublic information. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either  specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party.

Evans Bancorp requires that all 10b5‐1 plans be approved in writing in advance by the Board of Directors. 10b5‐1 plans may not be adopted during a blackout period.

Hedging Transactions

You are prohibited from engaging in any hedging or monetization transactions involving Evans Bancorp securities.

Post‐Termination Transactions

If you are aware of material nonpublic information when you terminate employment or services, you may not trade in Evans Bancorp securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Addendum will cease to apply to your transactions in Evans Bancorp securities upon the expiration of any “blackout period” that is applicable to your transactions at the time of your termination of employment or services with Evans Bancorp.

Company Assistance

Your compliance with this Addendum and the Evans Bancorp, Inc. Insider Trading Policy is of the utmost importance both for you and for the Company. If you have any questions about this Addendum, the Evans Bancorp, Inc. Insider Trading Policy or their application to any proposed transaction, you may obtain additional guidance from the Insider Trading Compliance Officer.

This Addendum is dated May 2, 2023 and supersedes any previous policy of Evans Bancorp concerning insider trading restrictions applicable to directors, executive officers and coveredpersons.

Schedule I

Covered Persons

NameTitle

Michael A. BattleDirector

Dawn DePerriorDirector

Robert A. JamesDirector

Jody L. LomeoDirector

Kimberley A. MinkelDirector

David J. NascaDirector

President and Chief Executive Officer of Evans Bancorp, Inc.

President and Chief Executive Officer of Evans Bank, N.A.

Christina P. OrsiDirector

David R. Pfalzgraf, Jr.Director

Michael J. RogersVice Chairman

Nora B. SullivanDirector

Thomas H. Waring, Jr.Director

Lee C. WorthamChairman

John B. ConnertonTreasurer of Evans Bancorp, Inc.

 Executive Vice President of Evans Bank, N.A.

[others]

EVANS BANCORP, INC.

ADDENDUM TO INSIDER TRADING POLICY REGARDING PRIOR‐NOTICE AND BLACKOUT PROCEDURES

Acknowledgment of Receipt

To Evans Bancorp, Inc.:

I, (name), have received and read a copy of the Evans Bancorp, Inc. Insider Trading Policy dated May 2, 2023 and the Addendum to Insider Trading Policy dated May 2, 2023 regarding prior‐notice and blackout procedures.

(Signature)

(Date)